AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of September 7, 2007, by and among Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (collectively the “Pershing Square Funds”), and Ceridian Corporation, a Delaware corporation (“Ceridian”).

RECITALS

A. Ceridian is scheduled to hold its annual meeting on September 12, 2007 (the “Annual Meeting”). The agenda for the Annual Meeting includes, among other things, a vote on the merger (the “Merger”) contemplated by the Agreement and Plan of Merger by and among Foundation Holdings, Inc., Foundation Merger Sub, Inc. and Ceridian, dated as of May 30, 2007 and amended on July 30, 2007 (as so amended, the “Merger Agreement”), and the election of the Ceridian board of directors (the “Ceridian Board”).

B. The Pershing Square Funds own in the aggregate 21,432,734 shares of Ceridian common stock and have pending a proxy solicitation to elect their proposed slate to the Ceridian Board.

C. The Parties hereto agree that it is in the best interests of all Ceridian stockholders to come to an amicable agreement with respect to the proxy contest.

NOW THEREFORE, the parties hereby agree as follows:

1. The Pershing Square Funds and Ceridian and agree to issue the joint press release in the form attached as Exhibit A.

2. The Pershing Square Funds agree to terminate their proxy solicitation and withdraw their nominations with respect to the Annual Meeting and to vote all shares of Ceridian common stock beneficially owned by them in favor of the Merger Agreement and the reelection of the current Ceridian Board’s nominees (the “Incumbent Directors”).

3. Ceridian agrees, and represents and warrants that the Ceridian Board has agreed, that immediately after the Annual Meeting the Ceridian Board will take all action necessary to increase the size of the Ceridian Board to eleven members and to fill the four vacancies created by that increase with the following people: John D. Barfitt, Paul C. Hilal, Robert J. Levenson and Gregory A. Pratt (collectively, “Designated Directors”).

4. Ceridian agrees, and represents and warrants that the Ceridian Board has agreed, that between the time of the Annual Meeting and the earlier of the closing of the Merger and the election and qualification of directors following the Next Meeting referred to below, (a) the size of the Ceridian Board will not be increased beyond eleven members, (b) other than (i) the Designated Directors added pursuant to (3) above, (ii) replacements for Designated Directors selected by the Pershing Square Funds and (iii) replacements for Incumbent Directors selected by the remaining Incumbent Directors, no new Board members will be added to the Ceridian Board, and (c) at least one Designated Director will be given the opportunity to join each committee of the Ceridian Board.

5. Ceridian agrees, and represents and warrants that the Ceridian Board has agreed, that in the event the Merger Agreement is terminated, during the period between the time of termination of the Merger Agreement and the election and qualification of directors following the Next Meeting referred to below, Ceridian shall not, without the approval of a majority of the Ceridian Board that includes the approval of two of the Designated Directors (the “Special Approval”), take any action that would require the approval of the Ceridian Board or any committee thereof pursuant to the Delegation of Authority attached hereto as Exhibit B (the “Delegation of Authority”); provided that during such period if the amount of any items covered by Sections I, II, III and XII under the heading “Expenditure & Commitment Approvals” in the Delegation of Authority exceeds $25 million in the aggregate in excess of amounts contemplated by Ceridian’s previously approved capital plan, such items shall require the Special Approval; and provided, further, that during such period any action prohibited by Sections 5.1(b)(i) (other than cash dividends), 5.1(b)(ii), 5.1(b)(vi) (other than for employee compensation in the ordinary course of business) or 5.1(b)(vii) of the Merger Agreement shall require the Special Approval. For purposes of the second proviso of the preceding sentence, (a) the Merger Agreement will be deemed to remain in effect even though in the circumstances contemplated by that proviso it shall have been terminated and (b) no effect will be given to any waivers, amendments or consents that Parent may have agreed to in the past or agree to in the future. Notwithstanding the foregoing, the nomination of a slate of directors for election at the Next Meeting shall require only a simple majority approval of the Ceridian Board and shall not require the Special Approval.

6. Ceridian agrees, and represents and warrants that the Ceridian Board has agreed, that in the event the Merger Agreement is terminated, (a) Ceridian will hold the 2008 Annual Meeting of Stockholders or a special meeting of stockholders (either such meeting, the “Next Meeting”) as soon as possible and in any event within 90 calendar days after such termination to vote on the election of the entire board of directors of Ceridian and (b) the then current directors of Ceridian will take all actions necessary to facilitate such election.

7. The parties to this Agreement agree that irreparable damage would occur if any provision of this Agreement were not strictly performed in accordance with its terms and that each party to this Agreement shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the performance of the provisions hereof in any federal court located in Delaware or in any Delaware state court, in addition to any other remedy to which any party may be entitled at law or in equity.

8. The parties to this Agreement agree that any suit, action or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought only in a federal court located in Delaware or in any Delaware state court, and each party irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives any objection it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any conflict of law rules that would otherwise cause the application of the laws of any other state.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CERIDIAN CORPORATION
By:	/s/ Kathryn V. Marinello
Name: Kathryn V. Marinello
Title: President and Chief Executive Officer

PERSHING SQUARE, L.P.

By:	Pershing Square GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PERSHING SQUARE II, L.P.

By:	Pershing Square GP, LLC,
its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.

By:	Pershing Square Capital Management, L.P
its Investment Manager

By:	PS Management GP, LLC
its Investment Manager

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

Exhibit A

FOR IMMEDIATE RELEASE

CERIDIAN CORPORATION AND PERSHING SQUARE CAPITAL MANAGEMENT RESOLVE PROXY CONTEST

New York, New York/Sept. 7, 2007/PRNewswire: Ceridian Corporation (NYSE: CEN) and Pershing Square Capital Management, L.P. today jointly announced that Ceridian and certain funds managed by Pershing Square have reached an agreement with respect to the election of directors at the upcoming annual meeting of Ceridian.

Pershing Square has agreed to discontinue the proxy contest with respect to the election of directors at the annual meeting, and Ceridian has agreed that immediately following the annual meeting, the size of the Ceridian board will be increased to eleven, and three of Pershing Square’s current nominees -- John D. Barfitt, Robert J. Levenson and Gregory A. Pratt -- as well as Paul C. Hilal of Pershing Square, will be appointed to the board.

Kathryn V. Marinello, President and Chief Executive Officer of Ceridian, said, “This agreement represents a win for all Ceridian stockholders and allows us to move forward decisively in closing our $36 cash merger with Thomas H. Lee Partners and Fidelity National Financial.”

William A. Ackman of Pershing Square said “we are delighted to have brought this situation to an amicable conclusion, and look forward to a prompt closing of the merger. In the interim, we are confident that our designees to Ceridian’s board will serve the company well. I would like to personally thank our entire slate of directors for the time, professionalism and guidance that they brought to this process.”

ABOUT CERIDIAN

Ceridian Corporation (www.ceridian.com) is a business services company that helps its customers maximize the power of their people, lower their costs and focus on what they do best. The Company serves businesses and employees in the United States, Canada and Europe. Ceridian is one of the top human resources outsourcing companies in each of its markets, and offers a broad range of human resource services, including payroll, benefits administration, tax compliance, HR information systems and Employee Assistance Program (EAP) and work-life solutions. Through its Comdata subsidiary, Ceridian is a major payment processor and issuer of credit cards, debit cards and stored value cards, primarily for the trucking and retail industries in the United States.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with its 2007 annual meeting of stockholders, Ceridian has filed a proxy statement, White Proxy Card and other materials with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CERIDIAN AND THE MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING. Investors may contact MacKenzie Partners, Inc., Ceridian’s proxy advisor for the 2007 annual meeting, at 800-322-2885 or by email at ceridianproxy@mackenziepartners.com. Investors may also obtain a free copy of the proxy statement and other relevant documents as well as other materials filed with the SEC concerning Ceridian at the SEC’s website at http://www.sec.gov. Free copies of Ceridian’s SEC filings are also available on Ceridian’s website at http://www.ceridian.com. These materials and other documents may also be obtained for free from: Ceridian Corporation, 3311 East Old Shakopee Road, Minneapolis, Minnesota 55425, Attn: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Ceridian and its officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Ceridian’s stockholders with respect to the matters to be considered at Ceridian’s 2007 annual meeting. Information regarding the officers and directors of Ceridian and potential participants in the solicitation is included in Ceridian’s definitive proxy statement filed with the SEC on July 31, 2007, its Annual Report on Form 10-K/A for the year ended December 31, 2006 filed with the SEC on April 30, 2007 and on Ceridian’s website at http://www.ceridian.com.

CONTACTS:

Pete Stoddart, Director of Public Relations

952-853-4278

Craig Manson, Vice President of Investor Relations

952-853-6022

Tim Lynch

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449